UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 April 2006
Number 11/06

PHILIP AIKEN TO RETIRE FROM BHP BILLITON
J MICHAEL YEAGER APPOINTED AS NEW GROUP PRESIDENT ENERGY

Mr Phil Aiken (currently Group President Energy) has announced that he will retire from BHP Billiton on 31 December 2006. Following a search that started in late 2005, BHP Billiton today announced the appointment of Mr J. Michael (Mike) Yeager to the position of Group President Energy, commencing 26 April 2006.

Prior to joining BHP Billiton Mike held the position of Vice President, ExxonMobil Development Company, with responsibility for major joint venture projects. This included 22 projects worldwide, each with capital expenditure of US$500 million or more. Before this, Mike was Senior Vice President for ExxonMobil affiliate Imperial Oil Ltd where he was responsible for all aspects of their upstream oil and gas business. Mike also served separately as Vice President-Africa and Vice President-Europe for ExxonMobil Production Company where he was responsible for all producing operations in those regions. Prior to the Exxon and Mobil merger, Mike held the position of President of US Exploration and Production for Mobil Corporation.

BHP Billiton Chief Executive Officer, Mr Chip Goodyear, said the appointment was a welcome addition to BHP Billiton's existing Petroleum expertise.

"We are very pleased to have someone with Mike's strong international petroleum background and deep development and operating capability leading our Petroleum business.

"We have a significant Petroleum project pipeline to develop and operate and Mike has the right combination of skills to lead this part of our business into the next stage of development. Along with our track record of exploration success and our developing gas business, Mike and his team have the opportunity to create real long-term sustainable growth for our company.

"I would like to thank Phil Aiken for his substantial contribution to BHP Billiton. Phil has led our Energy team through major changes over the last nine years; under his leadership we have moved from being a predominantly Australian based producer to an international energy company with operations in Algeria, Pakistan, Trinidad, the United Kingdom and the Gulf of Mexico. Phil has also represented the company with our partners and customers around the globe. He will continue to serve us in this important capacity until his retirement and provide senior representation for BHP Billiton's activities in London.

Mike will become a member of BHP Billiton's Office of the Chief Executive (OCE), and will be based in Houston, Texas, USA.

J. Michael Yeager

Biographical Details

EXPERIENCE

2005 - 2006 Vice President, ExxonMobil Development Company Houston, Texas

Responsible for a worldwide portfolio of major capital development projects including ExxonMobil's interest in multi billion dollar developments in the Caspian Region. Other areas of project responsibility include the Gulf of Mexico, West Africa and offshore east coast of Canada.

2004 - 2005 Senior Vice President, Imperial Oil Ltd.
Chief Executive Officer, Imperial Oil Resources
Calgary, Alberta, Canada

Responsible for all upstream oil and gas activities in the ExxonMobil majority owned Canadian company. Led key strategy development for the Mackenzie Gas Pipeline.

2003 - 2004 Vice President-Africa, ExxonMobil Production Company Houston, Texas

Responsible for operations in Chad, Nigeria, Cameroon, Equatorial Guinea and Angola. Responsible for the new start-up operations of the Chad pipeline project as well as major new developments in deepwater Angola.

2000 - 2002 Vice President-Europe, ExxonMobil Production Company London, England

Responsible for ExxonMobil's large operating units in the United Kingdom, Norway, The Netherlands, Germany and France. Led major restructuring of operations with Shell in Germany.

1996 - 1999 President, Mobil Exploration and Production, United States Dallas, Texas

Responsible for major heavy oil developments in California, significant gas operations in the mid continent and Rocky Mountains, CO2 recovery in West Texas and all Gulf of Mexico offshore operations. Negotiated and implemented the successful Aera Energy joint venture in California with Shell. Also responsible for the Mobil exploration effort that, in joint ownership with BP, made the large Thunder Horse field discovery in the deepwater Gulf of Mexico.

EDUCATION

1976 BS U.S. Naval Academy
1981 MS University of Southern California

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 26 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary